
OCT 0 1 2004
PROCESSING
SECTION
179
D.C.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 29, 2004, Series 2004-8	333-117817

Name of Person Filing the Document
(If Other than the Registrant)


04044630

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



By: ____________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: SEP. 30th, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part I of II

New Issue Computational Materials

$1,603,970,000 ***(Approximate)***

Impac CMB Trust Series 2004-8
Collateralized Asset-Backed Bonds, Series 2004-8


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 24, 2004

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,603,970,000 (Approximate)

Characteristics of the Bonds

Class [1]	Original Principal Balance [4]	Coupon	Tranche Type	WAL to call (years) [6]	Principal Window (mos.)[6]	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A	$637,552,000	(2)(5)	Senior	**2.21**	1-54	[12/25/34]	AAA/Aaa (7)
2-A-1	$747,030,000	(2)(5)	Super Senior	**2.21**	1-54	[12/25/34]	AAA/Aaa (7)
2-A-2	$121,610,000	(2)(5)	AAA Mezzanine	**2.21**	1-54	[12/25/34]	AAA/Aaa (7)
3-A	$62,659,000	(3)(5)	Multifamily Senior	**3.86**	1-77	[9/25/34]	AAA/Aaa
3-M-1	$6,316,000	(3)(5)	Multifamily Mezz.	**3.86**	1-77	[9/25/34]	AA/Aa2
3-M-2	$9,601,000	(3)(5)	Multifamily Mezz.	**3.86**	1-77	[9/25/34]	A/A2
3-B	$19,202,000	(3)(5)	Multifamily Sub.	**3.86**	1-77	[9/25/34]	BBB/Baa2

Notes:

(1) The Class 1-A Bonds (the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans, the Class 2-A-1 and Class 2-A-2 Bonds (the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans and the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds (together, the "Group 3 Bonds") are backed by the cash flows from the Group 3 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments," "Group 2 Priority of Payments" and "Group 3 Priority of Payments" below, cash flows from one loan group may be used to cover Realized Losses in the other Loan Group.

(2) The Group 1 Bonds and the Group 2 Bonds are subject to a cap equal to the least of (i) 11.00% and (ii) the applicable Available Funds Rate (as described below).

(3) The Group 3 Bonds are subject to a cap equal to the least of (i) 10.25% and (ii) the applicable Available Funds Rate (as described below).

(4) The Bond balances are subject to a +/-5% variance.

(5) The Bonds will be priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A, Class 2-A-1, Class 2-A-2 and Class 3-A Bonds will double and (ii) the margin for the 3-M-1, Class 3-M-2 and Class 3-B Bonds will increase by 1.5x.

(6) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein, and priced to call.

(7) The Group 1 Bonds and Group 2 Bonds will benefit from a 100% P&I guaranty by FGIC (a described herein).

(8) Rating agency contacts: Standard & Poor's, Michael Parris (212) 438-1566; Moody's, Ido Gonen (212) 553-0323.

Trust:	Impac CMB Trust Series 2004-8
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	IMH Funding Corporation
Sub-Servicers:	On or before November 1, 2004 GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Group 1 and the Group 2 Mortgage Loans deposited into the Trust on the Closing Date. Midland Loan Services, Inc. will sub-service the Group 3 Mortgage Loans.
Underwriters:	Group 1 Bonds and Group 2 Bonds: **Lead Manager:** Bear, Stearns & Co. Inc. **Co-Manager:** Countrywide Securities Corporation Group 3 Bonds: **Co-Lead Managers:** Merrill Lynch, Pierce, Fenner & Smith Incorporated; Countrywide Securities Corporation

Group 1 and Group 2 Bond Insurer: Financial Guaranty Insurance Corporation ("FGIC")

Indenture Trustee: Deutsche Bank National Trust Company

Owner Trustee: Wilmington Trust Company

Bonds: The Bonds will consist of (i) the Class 1-A Bonds (the "Group 1 Bonds"), (ii) the Class 2-A-1 and Class 2-A-2 Bonds (together, the "Group 2 Bonds") and (ii) the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds (together, the "Group 3 Bonds").

Certificates: The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.

Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Tax Status: For federal income tax purposes, the Bonds will be characterized as indebtedness of the Trust.

ERISA Eligibility: The Bonds are expected to be ERISA eligible, subject to certain conditions.

SMMEA Treatment: The Class 3-A Bonds and the Class 3-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.

Sample Pool Calculation Date: September 1, 2004.

Cut-off Date: For each Mortgage Loan delivered to the Trust on the Closing Date, the later of September 1, 2004 or the origination date of such Mortgage Loan.

Expected Pricing Date: September [25], 2004.

Expected Closing Date: September [29], 2004.

Payment Date: The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in October 2004.

Accrued Interest: The price to be paid by investors on the Closing Date for the Bonds will not include accrued interest. The Bonds will settle flat.

Interest Accrual Period: With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).

Due Date: With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to each Group of Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the related Group of Mortgage Loans is less than or equal to 20% of the aggregate principal balance of the related Group of Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in September 2014.

Pricing Prepayment Speed: The Bonds will be priced based on (i) with respect to the Group 1 and the Group 2 Mortgage Loans, 30% CPR and (ii) with respect to the Group 3 Mortgage Loans, a prepayment vector which assumes no prepayments for the first 12 months after the origination date of such mortgage loan, 10% CPR on the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,581,351,181, of which: (a) approximately $602,055,874 and $24,531,158, respectively, consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties and fixed rate residential mortgage loans secured by second liens on the related mortgaged properties, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Group 1 Mortgage Loans"), (b) approximately $847,944,141 and $5,756,776, respectively, consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties and fixed rate residential mortgage loans secured by second liens on the related mortgaged properties, respectively, that conform to Fannie Mae or Freddie Mac loan limits (the "Group 2 Mortgage Loans") and (c) approximately $101,063,232 consist of a pool of adjustable-rate multifamily loans secured by first liens on the related mortgaged properties (the "Group 3 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein

Bond Interest Rate: The Bond Interest Rate for the Bonds on any Payment Date will be equal to the least of (a) one-month LIBOR plus the related margin, (b) the applicable Available Funds Rate and (c) a fixed cap of 11.00% on the Group 1 and Group 2 Bonds and a fixed cap of 10.25% on the Group 3 Bonds.

Premium Rate: Approximately 8.78% of the Group 1 Mortgage Loans and 7.46% of the Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loan Group. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 and Group 2 Mortgage Loans is approximately 0.10% and 0.09%, respectively. None of the Group 3 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable rate first lien residential Mortgage Loans and [0.750%] for the fixed rate second lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0027%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans, weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period.

Group 2 Net Mortgage Rate:

The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable rate first lien residential Mortgage Loans and [0.750%] for the fixed rate second lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0027%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans, weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period.

Group 3 Net Mortgage Rate:

The "Group 3 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 3 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.148]% as of the Cut-off Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0027%, (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 3 Mortgage Loans.

Group 1 Available Funds Rate:

For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, minus the Policy Premium Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage-Rate, minus the Policy Premium Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 3 Available Funds Rate: For any Payment Date, the "Group 3 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 3 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 3 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 3 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate, Group 2 Available Funds Rate or Group 3 Available Funds Rate.

Policy Premium Rate: A rate set forth in the Indenture.

Basis Risk Shortfall Amounts: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the least of (i) LIBOR plus the related margin and (ii) 11.00% for the Group 1 and Group 2 Bonds and 10.25% for the Group 3 Bonds over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds, the Group 2 Bonds and the Group 3 Bonds (the "Derivative Contracts"). The Group 1 and Group 2 Derivative Contracts will have an initial aggregate notional balance of $970,000,000 on the Closing Date, and will decline thereafter. The Group 3 Derivative Contracts will have an initial aggregate notional balance of $79,967,000 on the Closing Date, and will decline thereafter. Payments received on the Group 2 and Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds any Basis Risk Amounts relating to the Group 1 and Group 2 Bonds, concurrently. Payments received on the Group 3 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Basis Risk Amounts relating to the Group 3 Bonds, first, to the Class 3-A Bonds, second, to the Class 3-M-1 Bonds, third, to the Class 3-M-2 Bonds, and fourth, to the Class 3-B Bonds.

In any given period, the aggregate notional balance of the Group 1 and Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds and Group 2 Bonds, respectively. Likewise, the aggregate notional balance of the Group 3 Derivative Contracts will not exceed the aggregate principal balance of the Group 3 Bonds, respectively.

Cross Collateralized Loss Payments:

For any payment date and each Loan Group, the amount, if any, of Crossable Excess from such Loan Group available to cover Crossable Losses in the other Loan Groups as provided in "Cross-Collateralization" below.

Crossable Excess:

With respect to Loan Group 1, Loan Group 2 and Loan Group 3 and any payment date, an amount equal to the related Net Monthly Excess Cashflow remaining after class (6) of "Group 1 Priority of Payments," class (6) of "Group 2 Priority of Payments" and class (5) of "Group 3 Priority of Payments," respectively, below.

Crossable Losses:

With respect to any Loan Group and any payment date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related Due Period, to the extent unreimbursed by related Net Monthly Excess Cashflow on that payment date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non-related Net Monthly Excess Cashflow on prior payment dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

For the Group 1 and Group 2 Bonds

1) ***The Policy***

FGIC will unconditionally and irrevocably guarantee (a) interest on the Group 1 Bonds and Group 2 Bonds at the applicable Bond Interest Rate (other than any prepayment interest shortfalls or Relief Act shortfalls), (b) all losses allocated to the Bonds not covered by Excess Cashflow or Overcollateralization and (c) amounts due on the Bonds on the Payment Date in [December 2034].

2) ***Subordination***

The Class 2-A-2 Bonds will provide additional subordination to the Class 2-A-1 Bonds only to the extent not covered by the Policy, Excess Cashflow, Overcollateralization and certain payments from the other Groups of Mortgage Loans.

3) ***Excess Cashflow***

Group 1 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3, under "Group 1 Priority of Payments" below.

Group 2 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3, under "Group 2 Priority of Payments" below.

4) ***Overcollateralization / Initial Undercollateralization***

At Closing, there will be approximately 1.75% undercollateralization of the Group 1 Bonds. On and after the Payment Date occurring in October 2004, the Group 1 Overcollateralization target and floor will be equal to 0.35% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date (such balance, the "Group 1 Cut-off Date Balance").

At Closing, there will be approximately 1.75% undercollateralization of the Group 2 Bonds. On and after the Payment Date occurring in October 2004, the Group 2 Overcollateralization target and floor will be equal to 0.35% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date (such balance, the "Group 2 Cut-off Date Balance").

For the Group 3 Bonds

1) Subordination

The Class 3-B, Class 3-M-2 and Class 3-M-1 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
3-A	AAA/Aaa	43.35%
3-M-1	AA/Aa2	37.10%
3-M-2	A/A2	27.60%
3-B	BBB/Baa2	5.35%

2) Overcollateralization

At Closing, the initial Group 3 Overcollateralization will be approximately 3.25%. On and after the October 2004 Payment Date, the required Group 3 Overcollateralization will be equal to 5.35% (approximately $5,406,000) of the aggregate Cut-off Date Balance of the Group 3 Mortgage Loans (such balance, the "Group 3 Cut-off Date Balance") and remain at 5.35% through the Distribution Date prior to the Group 3 Stepdown Date.

Stepdown of Group 3 Overcollateralization: On or after the Group 3 Stepdown Date and for so long as a Group 3 Trigger Event (the parameters of the "Group 3 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 3 Overcollateralization will equal the greatest of (i) an amount equal to 10.70% of the then current aggregate unpaid principal balance of the Group 3 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the Group 3 Cut-off Date Balance. As used herein, "Group 3 Stepdown Date" shall mean the later of (a) the Payment Date occurring in October 2011, and (b) the first Payment Date on which the aggregate principal balance of the Group 3 Mortgage Loans is less than or equal to 50% of the Group 3 Cut-off Date Balance.

Group 3 Trigger Event: Upon the occurrence of a Group 3 Trigger Event on or after the Group 3 Stepdown Date, and for so long as such Group 3 Trigger Event is in effect, the Group 3 Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event was in effect.

*3) **Excess Cashflow***

Group 3 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 3 Priority of Payments" below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a loan group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such loan group, (ii) second, by Excess Cash Flow relating to the non-related loan group and (iii) last, by the reduction of overcollateralization relating to such loan group.

Following the reduction of any Group 1 Overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be covered by the Policy. To the extent that payments are not made by FGIC as required under the Policy, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied to the Class 1-A Bonds, until the Bond Principal Balance of such bonds has been reduced to zero.

Following the reduction of any Group 2 Overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be covered by the Policy. To the extent that payments are not made by FGIC as required under Policy, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied first, to the Class 2-A-2 Bonds, until the Bond Principal Balance of such bonds has been reduced to zero and second, to the Class 2-A-1 Bonds until the Bond Principal Balance of such bonds has been reduced to zero.

Following the reduction of any Group 3 Overcollateralization to zero, all allocable Realized Losses on the Group 3 Mortgage Loans will be applied first, to Class 3-B Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 3-M-2 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, third, to the Class 3-M-1 Bonds until the Bond Principal Balance of such bonds has been reduced to zero and fourth, to the Class 3-A Bonds based on their then unpaid principal balance. Any Realized Losses allocated to the Group 3 Bonds will not bear interest and will be reimbursed as provided below in "Group 3 Priority of Payments."

Allocated Realized Losses: With respect to any class of Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Dateto the Group 1 Bonds (such amount, the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments: Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, the Policy Premium Rate, net derivative fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, concurrently, to the Group 1 Bonds;
2. From Group 1 Available Funds, on a pro rata basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;
3. From Group 1 Excess Cashflow, following distributions described in clause 2 above, reimbursement to FGIC for any amounts due and owing under the Policy;
4. Group 1 Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Group 1 Bonds on a pro rata basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, to the Group 1 Bonds to cover Realized Losses on the Group 1 Mortgage Loans;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 5 above, to the Class 1-A Bonds in respect of Allocated Realized Loss Amounts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, to the Group 2 Bonds and Group 3 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, concurrently, to the Group 1 Bonds to cover any Unpaid Interest Shortfall Amounts;
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, concurrently, to the Group 1 Class A Bonds to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
10. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 9 above, concurrently, to (i) sequentially to the Class 2-A-1 Bonds and Class 2-A-2 Bonds and (ii) sequentially, to the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, in each case, in respect of Allocated Realized Loss Amounts;
11. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 10 above, to the Certificates.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount, the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments: Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, the Policy Premium Rate, net derivative fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 2 interest funds, concurrently, to the Group 2 Bonds;
2. From Group 2 Available Funds, on a pro rata basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. From Group 2 Excess Cashflow, following distributions described in clause 2 above, reimbursement to FGIC for any amounts due and owing under the Policy;
4. Group 2 Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Group 2 Bonds on a pro rata basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
5. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 4 above to the Group 2 Bonds to cover Realized Losses on the Group 2 Mortgage Loans;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 5, sequentially, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds in respect of Allocated Realized Loss Amounts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, to the Group 1 Bonds and Group 3 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 7 above, concurrently, to the Group 2 Bonds to cover any Unpaid Interest Shortfall Amounts;
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, concurrently, to the Group 2 Class A Bonds to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
10. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 9 above, concurrently, to (i) Class 1-A and (ii) sequentially, to the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, in each case, in respect of Allocated Realized Loss Amounts;
11. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 10 above, to the Certificates.

Group 3 Principal Distributions: Principal collected on the Group 3 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 3 Bonds (such amount the "Group 3 Principal Distribution Amount").

Group 3 Priority of Payments: Available funds from the Group 3 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, net derivative fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 3 interest funds, sequentially, to the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds;
2. From Group 3 available funds, on a pro rata basis, the Group 3 Principal Distribution Amount to the Group 3 Bonds;
3. Group 3 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 3 Bonds on a pro rata basis to build or restore Group 3 Overcollateralization to the required Group 3 Overcollateralization Target amount;
4. Any remaining Group 3 Excess Cash Flow following distributions described in clause 3 above to the Group 3 Bonds to cover Realized Losses on the Group 3 Mortgage Loans;
5. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, in respect of Allocated Realized Losses;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 5 above, to the Group 1 Bonds and Group 2 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
7. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 6 above, sequentially to the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, to cover any Unpaid Interest Shortfall Amounts;
8. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 8 above, sequentially to the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, to cover any Group 3 Basis Risk Amounts which are not covered by payments received in respect of the Group 3 Derivative Contracts;
9. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 9 above, concurrently, to (i) Class 1-A and (ii) sequentially, to the Class 2-A-1 and 2-A-2 Bonds, in each case, in respect of Allocated Realized Loss Amounts;
10. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 10 above, to the Certificates.

Cross-Collateralization: On each payment date, Crossable Excess from each Loan Group may be available to cover Crossable Losses on mortgage loans in non-related Loan Groups as follows:

(i) If on such payment date one Loan Group has Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the one Loan Group with Crossable Excess to the Loan Group with Crossable Losses, up to the amount of such Crossable Losses;

(ii) If on such payment date one Loan Group has Crossable Excess and two Loan Groups have Crossable Losses, payments shall be made from the one Loan Group with Crossable Excess to the Loan Groups with Crossable Losses, pro rata, based on the amount of Crossable Losses, up to the aggregate amount of such Crossable Losses; and

(iii) If on such payment date two Loan Groups have Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the two groups with Crossable Excess on a pro rata basis, based on the amount of Crossable Excess for such Loan Groups, to the Loan Group with Crossable Loss.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2004-8, Class 1-A

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$637,552,000
Pass-Thru Margin (pre-step-up):	0.34%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	34	34	34	34
WAL (yr)	9.53	2.86	2.21	1.35	1.04
MDUR (yr)	8.49	2.70	2.11	1.31	1.02
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Jul-2010	Mar-2009	Jun-2007	Oct-2006

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	39	40	40	40
WAL (yr)	19.89	3.46	2.70	1.64	1.28
MDUR (yr)	15.47	3.20	2.53	1.57	1.23
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Aug-2034	Jul-2023	Oct-2019	Jan-2014	Dec-2011

Impac CMB Trust Series 2004-8, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$747,030,000
Pass-Thru Margin (pre-step-up):	0.34%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	34	34	34	34
WAL (yr)	9.42	2.85	2.21	1.35	1.04
MDUR (yr)	8.39	2.70	2.11	1.31	1.02
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Jul-2010	Mar-2009	Jun-2007	Oct-2006

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	39	40	40	40
WAL (yr)	19.68	3.45	2.69	1.64	1.28
MDUR (yr)	15.31	3.19	2.52	1.57	1.23
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Jul-2034	Jul-2023	Oct-2019	Jan-2014	Dec-2011

Impac CMB Trust Series 2004-8, Class-2-A-2

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$121,610,000
Pass-Thru Margin (pre-step-up):	0.34%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	34	34	34	34
WAL (yr)	9.42	2.85	2.21	1.35	1.04
MDUR (yr)	8.39	2.70	2.11	1.31	1.02
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Jul-2010	Mar-2009	Jun-2007	Oct-2006

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	39	40	40	40
WAL (yr)	19.68	3.45	2.69	1.64	1.28
MDUR (yr)	15.31	3.19	2.52	1.57	1.23
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Jul-2034	Jul-2023	Oct-2019	Jan-2014	Dec-2011

–Impac CMB Trust Series 2004-8, Class 3-A

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$62,659,000
Pass-Thru Margin (pre-step-up):	0.42%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	42	42	42
WAL (yr)	8.94	4.42	3.86	3.08	2.80
MDUR (yr)	7.95	4.11	3.62	2.93	2.68
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Apr-2012	Feb-2011	Jul-2009	Jan-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	46	46	44	43
WAL (yr)	17.86	4.98	4.28	3.21	2.91
MDUR (yr)	13.90	4.56	3.97	3.04	2.77
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Jun-2034	Dec-2023	Aug-2020	Sep-2011	Sep-2010

Impac CMB Trust Series 2004-8, Class 3-M-1

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$ 6,316,000
Pass-Thru Margin (pre-step-up):	0.70%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	8.94	4.42	3.86	3.08	2.80
MDUR (yr)	7.83	4.08	3.60	2.91	2.66
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Apr-2012	Feb-2011	Jul-2009	Jan-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	73	73	71	71
WAL (yr)	17.86	4.98	4.28	3.21	2.91
MDUR (yr)	13.52	4.51	3.93	3.02	2.75
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Jun-2034	Dec-2023	Aug-2020	Sep-2011	Sep-2010

Impac CMB Trust Series 2004-8, Class 3-M-2

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$ 9,601,000
Pass-Thru Margin (pre-step-up):	1.25%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	8.94	4.42	3.86	3.08	2.80
MDUR (yr)	7.62	4.01	3.54	2.87	2.63
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Apr-2012	Feb-2011	Jul-2009	Jan-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	150	131	130	127	127
WAL (yr)	17.86	4.98	4.28	3.21	2.91
MDUR (yr)	12.76	4.42	3.86	2.98	2.72
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Jun-2034	Dec-2023	Aug-2020	Sep-2011	Sep-2010

Impac CMB Trust Series 2004-8, Class 3-B

Price-DM Sensitivity Report

Settlement:	9/29/04
Class Balance:	$19,202,000
Pass-Thru Margin (pre-step-up):	2.10%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	210	210	210	210	210
WAL (yr)	8.94	4.42	3.86	3.08	2.80
MDUR (yr)	7.30	3.90	3.46	2.82	2.58
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Sep-2014	Apr-2012	Feb-2011	Jul-2009	Jan-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	249	219	218	214	213
WAL (yr)	17.86	4.98	4.28	3.21	2.91
MDUR (yr)	11.73	4.29	3.76	2.93	2.67
First Prin Pay	Oct-2004	Oct-2004	Oct-2004	Oct-2004	Oct-2004
Last Prin Pay	Jun-2034	Dec-2023	Aug-2020	Sep-2011	Sep-2010

Group 1 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	5.00	4.99	31	6.75	10.40
2	4.26	10.88	32	6.94	10.56
3	4.45	10.96	33	6.77	10.40
4	4.38	11.23	34	6.96	10.56
5	4.42	11.41	35	6.79	10.41
6	4.83	11.28	36	7.44	11.57
7	4.56	11.90	37	7.54	10.10
8	4.71	11.92	38	7.31	9.82
9	4.63	12.18	39	7.55	10.10
10	4.78	12.18	40	7.32	9.82
11	4.73	12.42	41	7.32	9.82
12	4.79	12.52	42	7.96	11.19
13	5.03	12.62	43	7.49	10.56
14	5.01	12.79	44	7.73	10.86
15	5.18	12.65	45	7.50	10.56
16	5.17	12.80	46	7.74	10.86
17	5.24	12.80	47	7.50	10.56
18	5.61	12.41	48	7.63	10.78
19	5.46	12.96	49	7.90	11.09
20	5.61	12.82	50	7.66	10.78
21	5.59	12.96	51	7.90	11.09
22	5.72	12.83	52	7.66	10.78
23	5.69	12.97	53	7.67	10.78
24	6.85	14.54	54	8.60	11.96
25	6.71	9.84			
26	6.54	9.71			
27	6.74	9.84			
28	6.57	9.71			
29	6.58	9.71			
30	7.30	10.75			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule

(100% PPC; Actual/360)

MONTH	Available Rate (2)	Available Rate (3)	MONTH	Available Rate (2)	Available Rate (3)
1	5.00	4.99	31	6.75	10.40
2	4.26	10.88	32	6.94	10.56
3	4.45	10.96	33	6.77	10.40
4	4.38	11.23	34	6.96	10.56
5	4.42	11.41	35	6.79	10.41
6	4.83	11.28	36	7.44	11.57
7	4.56	11.90	37	7.54	10.10
8	4.71	11.92	38	7.31	9.82
9	4.63	12.18	39	7.55	10.10
10	4.78	12.18	40	7.32	9.82
11	4.73	12.42	41	7.32	9.82
12	4.79	12.52	42	7.96	11.19
13	5.03	12.62	43	7.49	10.56
14	5.01	12.79	44	7.73	10.86
15	5.18	12.65	45	7.50	10.56
16	5.17	12.80	46	7.74	10.86
17	5.24	12.80	47	7.50	10.56
18	5.61	12.41	48	7.63	10.78
19	5.46	12.96	49	7.90	11.09
20	5.61	12.82	50	7.66	10.78
21	5.59	12.96	51	7.90	11.09
22	5.72	12.83	52	7.66	10.78
23	5.69	12.97	53	7.67	10.78
24	6.85	14.54	54	8.60	11.96
25	6.71	9.84			
26	6.54	9.71			
27	6.74	9.84			
28	6.57	9.71			
29	6.58	9.71			
30	7.30	10.75			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 3 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	4.08	4.07	**31**	5.16	12.34	**61**	7.48	9.77
2	3.47	11.83	**32**	5.24	12.19	**62**	7.24	9.46
3	3.69	11.69	**33**	5.22	12.41	**63**	7.49	9.77
4	3.67	11.88	**34**	5.30	12.26	**64**	7.41	9.46
5	3.73	11.90	**35**	5.39	12.84	**65**	7.42	9.46
6	4.12	11.45	**36**	5.44	12.97	**66**	8.22	10.47
7	3.84	11.88	**37**	5.47	12.59	**67**	7.42	9.46
8	3.98	11.70	**38**	5.47	12.90	**68**	7.67	9.78
9	3.94	11.83	**39**	5.55	12.83	**69**	7.42	9.46
10	4.09	11.64	**40**	5.56	13.16	**70**	7.79	9.78
11	4.05	11.83	**41**	5.61	13.29	**71**	7.55	9.46
12	4.11	11.85	**42**	5.72	13.02	**72**	7.55	9.46
13	4.27	11.72	**43**	5.69	13.57	**73**	7.80	9.78
14	4.26	11.91	**44**	5.76	13.49	**74**	7.55	9.46
15	4.41	11.77	**45**	5.78	13.86	**75**	7.80	9.78
16	4.41	11.95	**46**	5.84	13.77	**76**	7.61	9.46
17	4.48	11.97	**47**	5.87	14.04	**77**	7.62	9.46
18	4.81	11.52	**48**	5.90	14.07			
19	4.63	12.00	**49**	5.94	13.86			
20	4.76	11.84	**50**	5.97	14.14			
21	4.75	12.02	**51**	6.01	13.93			
22	4.87	11.85	**52**	6.04	14.21			
23	4.86	12.06	**53**	6.09	14.25			
24	4.91	12.09	**54**	6.16	13.57			
25	5.01	11.95	**55**	6.16	14.33			
26	4.99	12.16	**56**	6.20	14.12			
27	5.08	12.02	**57**	6.25	14.42			
28	5.06	12.23	**58**	8.57	18.64			
29	5.09	12.27	**59**	8.56	18.80			
30	5.31	11.79	**60**	8.61	18.85			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part II of II

New Issue Computational Materials

$1,603,970,000 *(Approximate)*

Impac CMB Trust Series 2004-8
Collateralized Asset-Backed Bonds, Series 2004-8


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 24, 2004

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

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The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	1,460			
Total Outstanding Balance	$626,587,032			
Average Loan Balance	$429,169	$21,733	to	$2,100,000
WA Mortgage Rate	5.927%	1.990%	to	12.625%
WA Mortgage Rate Net LPMI	5.826%	1.990%	to	12.625%
Net WAC	5.403%	1.582%	to	11.842%
ARM Characteristics				
WA Gross Margin	4.019%	1.500%	to	10.740%
WA Months to First Roll	25	1	to	85
WA Initial Rate Cap	2.696%	1.000%	to	6.000%
WA Subsequent Rate Cap	1.045%	1.000%	to	6.000%
WA Lifetime Cap	11.722%	8.875%	to	18.000%
WA Lifetime Floor	4.159%	1.500%	to	10.740%
WA Original Term (months)	360	180	to	360
WA Remaining Term (months)	359	170	to	360
WA Age (months)	1	0	to	49
WA LTV*	78.41%	41.00%	to	100.00%
WA FICO	693			
WA DTI%	30.26%			
Secured by (% of pool)				
1st Liens	96.08%			
2nd Liens	3.92%			
Prepayment Penalty at Loan Orig (% of all loans)	49.43%			
Prepay Moves Exempted				
Soft	23.11%			
Hard	49.43%			
No Prepay	27.47%			

* The combined loan-to-value ratio was used for the fixed-rate second lien loans on all Group 1loans.

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	74.81%	SFR	72.12%	Reduced	63.36%	PUR	65.39%	Owner	87.15%	None	50.57%
FL	5.37%	PUD	16.53%	Full	22.21%	REFI/CO	25.63%	INV	9.12%	12	13.96%
VA	3.59%	CND	7.86%	NINA	3.87%	REFI	8.98%	2nd HM	3.73%	24	29.29%
NV	2.88%	2-4 Family	3.40%	No Ratio	3.82%					36	5.68%
MD	1.83%	Townhouse	0.10%	NISA	3.62%					60	0.50%

Group 1 Mortgage Loans

Description								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
30Y LIB1M - IO	$8,320,900	16	1.33%	$520,056	4.613%	359	701	78.96%
30Y LIB3M - IO	476,000	1	0.08	476,000	4.499	360	646	70.00
30Y LIB6M	8,937,253	18	1.43	496,514	6.164	359	696	80.97
30Y LIB6M - IO	88,099,139	178	14.06	494,939	5.102	359	706	75.62
30Y LIB12M	453,929	1	0.07	453,929	10.750	359	621	95.00
30Y LIB12M - IO	8,651,950	20	1.38	432,598	5.287	360	705	77.68
2/28 LIB6M	49,822,218	109	7.95	457,085	6.250	359	678	77.95
2/28 LIB6M - IO	286,151,043	637	45.67	449,217	5.901	359	688	80.78
3/27 LIB6M	26,377,318	51	4.21	517,202	6.002	359	685	74.58
3/27 LIB6M - IO	77,764,024	162	12.41	480,025	5.591	359	700	74.22
3/1 LIB12M	1,867,959	4	0.30	466,990	5.388	354	675	73.43
3/1 LIB12M - IO	4,575,600	7	0.73	653,657	4.800	354	758	69.14
5/25 LIB6M	5,381,492	11	0.86	489,227	5.952	359	698	69.06
5/25 LIB6M - IO	30,969,713	60	4.94	516,162	5.766	359	712	71.34
5/1 LIB12M - IO	1,318,300	3	0.21	439,433	6.557	359	736	77.70
7/23 LIB6M	777,536	2	0.12	388,768	5.362	360	751	54.73
7/23 LIB6M - IO	2,111,500	4	0.34	527,875	5.398	360	726	64.13
15 Yr Fixed	1,149,808	8	0.18	143,726	10.620	178	648	88.88
30/15 Fixed Balloon	14,006,368	100	2.24	140,064	10.837	359	692	96.97
30 Yr Fixed	9,374,982	68	1.50	137,867	10.073	357	693	88.07
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
$0.01 - $50,000.00	$555,171	13	0.09%	$42,705	9.439%	342	674	86.43%
50,000.01 - 100,000.00	4,580,580	60	0.73	76,343	9.830	347	689	94.95
100,000.01 - 150,000.00	3,990,246	31	0.64	128,718	10.946	343	685	94.44
150,000.01 - 200,000.00	6,933,185	40	1.11	173,330	10.742	355	695	94.67
200,000.01 - 250,000.00	4,142,146	18	0.66	230,119	10.875	360	692	92.18
250,000.01 - 300,000.00	2,468,429	9	0.39	274,270	11.689	358	696	96.64
300,000.01 - 350,000.00	48,303,718	141	7.71	342,580	5.902	359	695	79.97
350,000.01 - 400,000.00	142,663,697	380	22.77	375,431	5.755	359	691	79.97
400,000.01 - 450,000.00	92,736,585	218	14.80	425,397	5.761	359	698	78.84
450,000.01 - 500,000.00	86,002,168	180	13.73	477,790	5.758	359	690	79.29
500,000.01 - 550,000.00	56,934,579	108	9.09	527,172	5.803	359	692	79.81
550,000.01 - 600,000.00	53,046,019	92	8.47	576,587	5.771	359	691	78.36
600,000.01 - 650,000.00	56,886,400	90	9.08	632,071	5.633	359	689	74.04
650,000.01 - 700,000.00	16,993,228	25	2.71	679,729	5.611	359	702	72.15
700,000.01 - 750,000.00	11,822,979	16	1.89	738,936	5.757	359	698	74.46
750,000.01 - 800,000.00	4,733,359	6	0.76	788,893	5.436	358	688	70.31
800,000.01 - 850,000.00	4,215,000	5	0.67	843,000	4.972	359	717	77.27
850,000.01 - 900,000.00	1,753,000	2	0.28	876,500	5.445	358	681	72.52
900,000.01 - 950,000.00	920,000	1	0.15	920,000	5.875	358	709	80.00
950,000.01 - 1,000,000.00	18,862,950	19	3.01	992,787	5.835	358	711	64.38
1,100,000.01 - 1,150,000.00	4,535,000	4	0.72	1,133,750	5.486	358	719	62.97
1,400,000.01 - 1,450,000.00	1,408,594	1	0.22	1,408,594	5.990	359	707	60.00
1,800,000.01 +	2,100,000	1	0.34	2,100,000	5.125	359	695	60.00
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
$0.01 - $50,000.00	$555,171	13	0.09%	$42,705	9.439%	342	674	86.43%
50,000.01 - 100,000.00	4,580,580	60	0.73	76,343	9.830	347	689	94.95
100,000.01 - 150,000.00	3,990,246	31	0.64	128,718	10.946	343	685	94.44
150,000.01 - 200,000.00	6,933,185	40	1.11	173,330	10.742	355	695	94.67
200,000.01 - 250,000.00	4,142,146	18	0.66	230,119	10.875	360	692	92.18
250,000.01 - 300,000.00	2,468,429	9	0.39	274,270	11.689	358	696	96.64
300,000.01 - 350,000.00	48,303,718	141	7.71	342,580	5.902	359	695	79.97
350,000.01 - 400,000.00	142,264,330	379	22.70	375,368	5.758	359	691	80.00
400,000.01 - 450,000.00	93,135,952	219	14.86	425,278	5.756	359	698	78.81
450,000.01 - 500,000.00	86,002,168	180	13.73	477,790	5.758	359	690	79.29
500,000.01 - 550,000.00	56,934,579	108	9.09	527,172	5.803	359	692	79.81
550,000.01 - 600,000.00	53,046,019	92	8.47	576,587	5.771	359	691	78.36
600,000.01 - 650,000.00	56,886,400	90	9.08	632,071	5.633	359	689	74.04
650,000.01 - 700,000.00	16,993,228	25	2.71	679,729	5.611	359	702	72.15
700,000.01 - 750,000.00	11,822,979	16	1.89	738,936	5.757	359	698	74.46
750,000.01 - 800,000.00	4,733,359	6	0.76	788,893	5.436	358	688	70.31
800,000.01 - 850,000.00	4,215,000	5	0.67	843,000	4.972	359	717	77.27
850,000.01 - 900,000.00	1,753,000	2	0.28	876,500	5.445	358	681	72.52
900,000.01 - 950,000.00	920,000	1	0.15	920,000	5.875	358	709	80.00
950,000.01 - 1,000,000.00	18,862,950	19	3.01	992,787	5.835	358	711	64.38
1,100,000.01 - 1,150,000.00	4,535,000	4	0.72	1,133,750	5.486	358	719	62.97
1,400,000.01 - 1,450,000.00	1,408,594	1	0.22	1,408,594	5.990	359	707	60.00
1,800,000.01 +	2,100,000	1	0.34	2,100,000	5.125	359	695	60.00
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

State

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Alabama	$3,085,197	7	0.49%	$440,742	5.751%	359	742	68.70%
Arizona	6,251,967	12	1.00	520,997	6.192	359	661	79.26
California	468,738,638	1,092	74.81	429,248	5.878	359	694	78.35
Colorado	5,045,213	12	0.81	420,434	6.391	359	665	75.87
Connecticut	1,485,350	2	0.24	742,675	4.169	358	710	67.70
District of Columbia	2,054,678	4	0.33	513,669	6.267	359	678	86.50
Florida	33,632,610	80	5.37	420,408	6.237	357	696	77.94
Georgia	2,846,900	7	0.45	406,700	4.561	359	701	77.86
Hawaii	1,884,039	6	0.30	314,007	6.779	359	725	81.19
Illinois	7,610,946	19	1.21	400,576	6.253	359	696	75.72
Indiana	489,600	1	0.08	489,600	7.625	360	762	90.00
Maryland	11,445,313	24	1.83	476,888	6.042	359	689	79.48
Massachusetts	6,800,768	15	1.09	453,385	5.816	359	707	74.51
Michigan	832,198	2	0.13	416,099	5.810	360	643	78.64
Minnesota	1,400,179	3	0.22	466,726	6.076	359	687	80.28
Missouri	841,353	2	0.13	420,677	6.320	359	709	84.45
Nevada	18,031,150	43	2.88	419,329	6.108	359	698	77.70
New Jersey	6,863,940	19	1.10	361,260	6.180	359	687	81.37
New Mexico	443,175	1	0.07	443,175	6.375	359	801	80.00
New York	4,331,286	11	0.69	393,753	5.947	358	714	80.58
North Carolina	2,470,297	5	0.39	494,059	6.579	358	655	83.30
Ohio	372,000	1	0.06	372,000	5.850	359	623	80.00
Oklahoma	351,200	1	0.06	351,200	5.700	359	639	80.00
Oregon	3,918,844	8	0.63	489,856	5.990	359	690	79.64
Pennsylvania	373,733	2	0.06	186,866	6.667	359	615	80.29
South Carolina	511,920	2	0.08	255,960	6.505	360	661	84.37
Tennessee	1,192,050	3	0.19	397,350	6.738	359	681	88.45
Texas	3,146,111	7	0.50	449,444	6.224	359	680	81.89
Utah	1,656,996	5	0.26	331,399	7.253	345	687	82.54
Virginia	22,488,039	51	3.59	440,942	5.822	359	685	80.00
Washington	5,991,343	13	0.96	460,873	5.897	360	699	76.76
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Loan-to-Value Ratios*

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
40.01 - 45.00	$2,570,437	5	0.41%	$514,087	4.839%	359	714	42.67%
45.01 - 50.00	5,932,552	9	0.95	659,172	5.196	358	721	47.63
50.01 - 55.00	7,090,844	10	1.13	709,084	5.046	359	704	53.29
55.01 - 60.00	17,298,433	26	2.76	665,324	5.003	359	701	58.86
60.01 - 65.00	20,592,873	35	3.29	588,368	5.202	359	704	63.36
65.01 - 70.00	109,617,146	222	17.49	493,771	4.996	359	704	69.53
70.01 - 75.00	25,654,502	48	4.09	534,469	5.775	359	696	73.83
75.01 - 80.00	306,652,823	701	48.94	437,451	5.807	359	695	79.87
80.01 - 85.00	10,989,131	34	1.75	323,210	6.744	355	673	84.43
85.01 - 90.00	64,977,257	171	10.37	379,984	6.919	358	673	89.50
90.01 - 95.00	43,678,512	125	6.97	349,428	7.265	359	673	94.63
95.01 - 100.00	11,532,521	74	1.84	155,845	10.724	354	697	99.69
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

* The combined loan-to-value ratio was used for the fixed-rate second lien loans.

Group 1 Mortgage Loans

Current Mortgage Rate

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.500 - 1.999	$500,000	1	0.08%	$500,000	1.990%	359	686	74.62%
2.500 - 2.999	357,200	1	0.06	357,200	2.875	359	684	79.99
3.000 - 3.499	4,191,796	8	0.67	523,974	3.234	358	727	67.62
3.500 - 3.999	11,665,137	22	1.86	530,234	3.720	358	728	66.38
4.000 - 4.499	25,491,697	52	4.07	490,225	4.246	359	717	70.21
4.500 - 4.999	76,753,902	163	12.25	470,883	4.734	359	708	71.69
5.000 - 5.499	96,570,778	207	15.41	466,525	5.194	359	704	74.42
5.500 - 5.999	167,011,930	357	26.65	467,821	5.710	359	696	77.94
6.000 - 6.499	95,248,292	206	15.20	462,370	6.217	359	680	81.09
6.500 - 6.999	73,234,030	159	11.69	460,591	6.698	359	675	83.65
7.000 - 7.499	30,402,572	66	4.85	460,645	7.217	359	680	83.70
7.500 - 7.999	14,575,201	35	2.33	416,434	7.731	358	688	86.68
8.000 - 8.499	4,102,268	11	0.65	372,933	8.219	359	659	88.20
8.500 - 8.999	4,466,314	25	0.71	178,653	8.704	355	669	89.56
9.000 - 9.499	989,578	8	0.16	123,697	9.172	359	707	95.05
9.500 - 9.999	2,976,210	21	0.47	141,724	9.737	359	681	92.11
10.000 - 10.499	1,546,042	14	0.25	110,432	10.180	347	682	97.75
10.500 - 10.999	6,662,565	50	1.06	133,251	10.737	339	690	94.72
11.000 - 11.499	3,253,420	18	0.52	180,746	11.242	351	692	95.55
11.500 - 11.999	4,219,146	23	0.67	183,441	11.745	353	687	93.95
12.000 - 12.499	1,633,592	9	0.26	181,510	12.225	360	663	97.75
12.500 - 12.999	735,364	4	0.12	183,841	12.540	360	630	97.33
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Single Family Residence	$451,871,488	1,047	72.12%	$431,587	5.952%	359	692	78.67%
Planned Unit Development	103,569,836	241	16.53	429,750	5.858	359	693	78.68
Condominium	49,225,370	121	7.86	406,821	5.831	359	706	77.47
Two Family	10,205,376	25	1.63	408,215	6.096	359	707	78.46
Three Family	5,853,568	15	0.93	390,238	5.917	359	694	70.61
Four Family	5,213,893	10	0.83	521,389	5.895	358	677	68.45
Townhouse	647,500	1	0.10	647,500	4.625	360	621	70.00
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$409,753,032	991	65.39%	$413,474	5.970%	359	701	79.88%
Refinance Cash Out	160,588,760	366	25.63	438,767	5.887	359	675	77.14
Refinance Rate/Term	56,245,240	103	8.98	546,070	5.728	358	690	71.25
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Owner Occupied	$546,065,576	1,283	87.15%	$425,616	5.962%	359	691	79.18%
Investment	57,136,621	123	9.12	464,525	5.677	359	710	72.81
Second Home	23,384,835	54	3.73	433,053	5.732	359	711	74.11
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
121 - 180	$1,149,808	8	0.18%	$143,726	10.620%	178	648	88.88%
181 - 240	84,789	1	0.01	84,789	10.500	238	669	100.00
241 - 360	625,352,434	1,451	99.80	430,980	5.918	359	694	78.38
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Reduced	$397,005,644	908	63.36%	$437,231	5.886%	359	696	78.03%
Full	139,150,951	315	22.21	441,749	5.680	358	684	78.54
NINA	24,267,380	72	3.87	337,047	7.079	357	704	79.82
No Ratio	23,916,905	52	3.82	459,940	6.008	359	703	79.98
NISA	22,704,555	53	3.62	428,388	6.274	359	702	80.56
SISA	18,601,097	58	2.97	320,709	6.625	356	683	78.28
NAV	585,000	1	0.09	585,000	5.990	357	626	90.00
Alt	355,500	1	0.06	355,500	5.990	359	642	90.92
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 500	$528,624	2	0.08%	$264,312	8.213%	359	N/A	83.12%
581 - 600	2,127,996	5	0.34	425,599	6.867	360	593	78.22
601 - 620	25,885,105	60	4.13	431,418	6.533	356	612	81.95
621 - 640	61,449,598	142	9.81	432,744	6.408	359	632	80.79
641 - 660	78,324,836	192	12.50	407,942	6.217	358	652	80.88
661 - 680	91,527,491	220	14.61	416,034	6.016	359	671	79.60
681 - 700	109,491,829	252	17.47	434,491	5.807	359	690	78.20
701 - 720	74,550,398	176	11.90	423,582	5.889	359	710	77.60
721 - 740	72,913,524	157	11.64	464,417	5.633	359	728	75.26
741 - 760	40,280,180	98	6.43	411,022	5.631	359	750	77.83
761 - 780	42,985,500	99	6.86	434,197	5.635	359	770	76.49
781 - 800	20,497,849	44	3.27	465,860	5.273	359	789	74.12
801 - 820	6,024,101	13	0.96	463,392	5.295	359	804	72.10
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$316,885,407	743	50.57%	$426,494	5.983%	358	702	76.43%
12 months	87,470,413	206	13.96	424,614	5.618	359	694	77.99
24 months	183,538,121	419	29.29	438,038	6.004	359	681	82.15
36 months	35,590,876	85	5.68	418,716	5.769	358	683	77.66
60 months	3,102,214	7	0.50	443,173	6.279	360	692	79.03
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0	$24,531,158	176	3.92%	$139,382	10.535%	350	690	93.19%
1 - 12	114,415,971	233	18.26	491,056	5.179	359	704	76.47
13 - 18	523,200	1	0.08	523,200	5.990	360	624	80.00
19 - 24	320,770,705	710	51.19	451,790	5.957	359	687	80.49
25 - 31	19,812,637	43	3.16	460,759	5.557	358	683	74.69
32 - 49	105,974,820	217	16.91	488,363	5.702	359	697	74.45
56 - 73	37,669,505	74	6.01	509,047	5.820	359	711	71.24
80 +	2,889,036	6	0.46	481,506	5.388	360	733	61.60
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.000 - 1.249	$24,531,158	176	3.92%	$139,382	10.535%	350	690	93.19%
1.500 - 1.749	1,801,250	3	0.29	600,417	3.428	359	734	72.04
1.750 - 1.999	2,143,021	3	0.34	714,340	3.765	358	704	68.08
2.000 - 2.249	650,000	1	0.10	650,000	4.500	360	784	69.52
2.250 - 2.499	35,736,687	62	5.70	576,398	5.164	358	725	71.48
2.500 - 2.749	13,288,544	23	2.12	577,763	5.433	358	711	69.73
2.750 - 2.999	15,182,106	22	2.42	690,096	5.661	359	708	71.39
3.000 - 3.249	38,880,719	81	6.21	480,009	5.409	359	731	77.07
3.250 - 3.499	88,777,506	199	14.17	446,118	5.386	359	742	75.20
3.500 - 3.749	69,741,049	153	11.13	455,824	5.360	359	692	76.06
3.750 - 3.999	159,225,272	353	25.41	451,063	5.660	360	675	76.07
4.000 - 4.249	7,629,224	13	1.22	586,863	5.611	359	664	71.56
4.250 - 4.499	10,455,190	21	1.67	497,866	6.333	359	654	75.03
4.500 - 4.749	7,152,957	13	1.14	550,227	6.005	358	681	76.90
4.750 - 4.999	5,364,788	14	0.86	383,199	5.746	359	697	82.86
5.000 - 5.249	14,847,763	34	2.37	436,699	6.453	359	678	79.91
5.250 - 5.499	6,107,143	16	0.97	381,696	5.889	359	652	81.16
5.500 - 5.749	8,829,672	20	1.41	441,484	6.389	359	685	83.30
5.750 - 5.999	37,985,676	85	6.06	446,890	6.266	359	690	82.27
6.000 - 6.249	44,365,199	95	7.08	467,002	6.463	359	660	87.81
6.250 - 6.499	27,397,810	58	4.37	472,376	6.897	359	646	92.09
6.500 - 6.749	3,832,850	9	0.61	425,872	6.972	359	652	89.40
7.000 - 7.249	855,366	2	0.14	427,683	7.513	359	679	91.08
7.250 - 7.499	908,582	2	0.15	454,291	8.358	359	664	91.88
7.500 - 7.749	481,500	1	0.08	481,500	7.750	359	648	90.00
9.250+	416,000	1	0.07	416,000	7.250	359	649	80.00
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
< 8.500	$24,531,158	176	3.92%	$139,382	10.535%	350	690	93.19%
8.500 - 8.999	357,200	1	0.06	357,200	2.875	359	684	79.99
9.000 - 9.499	3,041,796	7	0.49	434,542	3.276	358	728	70.60
9.500 - 9.999	17,860,298	35	2.85	510,294	4.140	359	713	71.31
10.000 - 10.499	28,418,697	55	4.54	516,704	4.358	359	717	69.99
10.500 - 10.999	80,453,444	166	12.84	484,659	4.825	359	710	71.57
11.000 - 11.499	95,628,978	207	15.26	461,976	5.217	359	704	74.80
11.500 - 11.999	157,403,029	342	25.12	460,243	5.716	359	695	77.93
12.000 - 12.499	94,209,654	199	15.04	473,415	6.216	359	680	80.30
12.500 - 12.999	73,726,888	158	11.77	466,626	6.680	359	675	83.40
13.000 - 13.499	28,918,010	65	4.62	444,892	7.129	359	677	85.81
13.500 - 13.999	11,841,345	25	1.89	473,654	7.636	359	687	89.92
14.000 - 14.499	5,540,679	13	0.88	426,206	7.999	359	649	87.04
14.500 - 14.999	1,995,870	5	0.32	399,174	8.574	359	651	88.29
15.000 - 15.499	905,027	2	0.14	452,514	8.968	359	658	91.87
15.500 - 15.999	861,030	2	0.14	430,515	9.625	360	633	92.50
16.500 - 16.999	453,929	1	0.07	453,929	10.750	359	621	95.00
18.000 - 18.499	440,000	1	0.07	440,000	5.625	360	696	80.00
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
October 2004	$3,182,500	5	0.51%	$636,500	4.272%	359	677	78.07%
November 2004	1,837,900	4	0.29	459,475	4.448	359	708	80.39
December 2004	4,512,000	8	0.72	564,000	4.432	359	724	72.34
January 2005	8,512,238	18	1.36	472,902	4.928	358	698	79.28
February 2005	44,338,475	88	7.08	503,846	5.140	359	707	75.22
March 2005	35,665,429	74	5.69	481,965	5.427	360	703	77.19
April 2005	7,784,750	16	1.24	486,547	5.123	360	703	75.83
August 2005	4,353,529	10	0.69	435,353	5.687	359	700	79.54
September 2005	4,229,150	10	0.67	422,915	5.375	360	712	77.33
October 2005	523,200	1	0.08	523,200	5.990	360	624	80.00
June 2006	1,827,350	4	0.29	456,838	5.687	357	692	76.23
July 2006	28,697,170	55	4.58	521,767	6.083	358	701	75.11
August 2006	165,526,245	370	26.42	447,368	6.137	359	684	82.94
September 2006	124,719,939	281	19.90	443,843	5.692	360	688	78.55
October 2006	15,202,556	36	2.43	422,293	5.870	360	667	77.48
December 2006	1,370,709	2	0.22	685,355	5.297	351	728	66.64
February 2007	2,085,897	3	0.33	695,299	4.367	353	761	56.75
March 2007	1,153,475	2	0.18	576,737	3.904	354	705	80.00
May 2007	766,300	2	0.12	383,150	6.011	356	713	81.82
June 2007	2,060,262	4	0.33	515,066	5.516	357	642	82.84
July 2007	32,526,271	56	5.19	580,826	5.967	358	697	73.48
August 2007	30,050,554	68	4.80	441,920	5.742	359	684	76.52
September 2007	33,087,211	71	5.28	466,017	5.452	360	711	73.17
October 2007	7,484,221	16	1.19	467,764	5.510	360	697	72.95
June 2009	1,303,656	3	0.21	434,552	6.437	357	705	78.68
July 2009	9,261,171	15	1.48	617,411	5.745	358	710	73.76
August 2009	10,803,229	21	1.72	514,439	5.978	359	708	69.94
September 2009	12,709,449	28	2.03	453,909	5.691	360	710	69.72
October 2009	3,592,000	7	0.57	513,143	5.773	360	729	71.29
August 2011	997,536	2	0.16	498,768	5.663	359	773	75.77
September 2011	1,461,500	3	0.23	487,167	5.241	360	703	57.41
October 2011	430,000	1	0.07	430,000	5.250	360	743	43.00
N/A	24,531,158	176	3.92	139,382	10.535	350	690	93.19
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Two Years	$335,973,261	746	53.62%	$450,366	5.953%	359	686	80.36%
Three Years	110,584,901	224	17.65	493,683	5.653	359	699	74.08
Five Years	37,669,505	74	6.01	509,047	5.820	359	711	71.24
Seven Years	2,889,036	6	0.46	481,506	5.388	360	733	61.60
Six Months	114,939,171	234	18.34	491,193	5.183	359	704	76.49
N/A	24,531,158	176	3.92	139,382	10.535	350	690	93.19
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$24,531,158	176	3.92%	$139,382	10.535%	350	690	93.19%
1.000	111,494,924	228	17.79	489,013	5.202	359	704	76.59
2.000	11,740,525	23	1.87	510,458	5.340	356	721	73.82
3.000	458,050,921	996	73.10	459,890	5.897	359	689	78.38
5.000	10,453,921	17	1.67	614,937	5.839	358	714	75.53
6.000	10,315,583	20	1.65	515,779	4.920	360	726	72.37
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$24,531,158	176	3.92%	$139,382	10.535%	350	690	93.19%
1.000	579,359,620	1,239	92.46	467,603	5.760	359	693	77.93
1.500	804,374	2	0.13	402,187	6.403	358	659	80.00
2.000	20,741,879	42	3.31	493,854	5.298	358	720	75.16
6.000	1,150,000	1	0.18	1,150,000	3.125	357	722	59.74
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 1 Mortgage Loans

Range of DTI

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 5.00	$11,669,545	28	1.86%	$416,769	6.447%	357	704	81.56%
5.01 - 10.00	2,600,800	6	0.42	433,467	4.884	360	704	72.23
10.01 - 15.00	2,091,414	5	0.33	418,283	5.718	360	746	77.07
15.01 - 20.00	17,820,541	31	2.84	574,856	5.696	358	699	69.06
20.01 - 25.00	17,408,608	32	2.78	544,019	5.659	358	681	74.59
25.01 - 30.00	30,946,922	67	4.94	461,894	5.667	359	686	77.28
30.01 - 35.00	65,768,215	152	10.50	432,686	5.861	359	700	79.94
35.01 - 40.00	103,784,508	245	16.56	423,610	5.938	359	694	80.18
40.01 - 45.00	134,760,933	319	21.51	422,448	5.948	359	688	80.20
45.01 - 50.00	102,276,784	246	16.32	415,759	5.817	359	689	78.20
50.01 - 55.00	7,022,645	21	1.12	334,412	5.954	358	702	78.73
Greater than 55.00	3,458,482	9	0.55	384,276	7.010	353	680	82.82
Not Required	126,977,635	299	20.26	424,674	6.099	359	700	76.25
TOTAL	**$626,587,032**	**1,460**	**100.00%**	**$429,169**	**5.927%**	**359**	**694**	**78.41%**

Group 2 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	4,285			
Total Outstanding Balance	$853,700,917			
Average Loan Balance	$199,230			
WA Mortgage Rate	5.855%	2.500%	to	13.000%
WA Mortgage Rate Net LPMI	5.765%	2.500%	to	13.000%
Net WAC	5.354%	2.092%	to	12.127%
ARM Characteristics				
WA Gross Margin	4.052%	1.250%	to	9.625%
WA Months to First Roll	26	1	to	85
WA Initial Rate Cap	2.743%	1.000%	to	6.000%
WA Subsequent Rate Cap	1.021%	1.000%	to	2.000%
WA Lifetime Cap	11.828%	8.500%	to	17.000%
WA Lifetime Floor	4.186%	1.500%	to	9.875%
WA Original Term (months)	360	180	to	360
WA Remaining Term (months)	359	170	to	360
WA Age (months)	1	0	to	24
WA LTV*	78.46%	21.42%	to	100.00%
WA FICO	687			
WA DTI%	31.46%			
Secured by (% of pool)				
1st Liens	99.33%			
2nd Liens	0.67%			
Prepayment Penalty at Loan Orig (% of all loans)	53.72%			
Prepay Moves Exempted				
Soft	24.52%			
Hard	53.72%			
No Prepay	21.76%			

* The combined loan-to-value ratio was used for the fixed-rate second lien loans on all Group 2 loans.

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	52.67%	SFR	63.86%	Reduced	51.67%	PUR	71.00%	Owner	79.49%	None	46.28%
FL	9.54%	PUD	13.26%	Full	31.91%	REFI/CO	21.85%	INV	17.29%	12	12.99%
NV	6.01%	CND	12.69%	NISA	5.44%	REFI	7.15%	2nd HM	3.22%	24	26.01%
AZ	3.79%	2-4 Family	9.62%	No Ratio	4.10%					36	14.05%
VA	3.29%	Townhouse	0.54%	SISA	3.44%					60	0.67%
		MH	0.03%								

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Description

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
30Y LIB1M	$810,395	4	0.09%	$202,599	7.243%	360	661	86.52%
30Y LIB1M - IO	5,979,850	22	0.70	271,811	4.347	359	714	78.98
30Y LIB3M	199,801	1	0.02	199,801	6.000	359	710	80.00
30Y LIB3M - IO	1,215,900	4	0.14	303,975	5.818	360	704	80.06
30Y LIB6M	14,192,470	69	1.66	205,688	6.127	359	680	82.32
30Y LIB6M - IO	89,316,832	397	10.46	224,979	5.176	359	703	77.29
30Y LIB12M	1,606,293	9	0.19	178,477	6.636	360	651	79.83
30Y LIB12M - IO	10,125,096	42	1.19	241,074	5.733	359	686	79.85
2/28 LIB6M	128,704,635	708	15.08	181,786	6.381	359	677	80.74
2/28 LIB6M - IO	334,333,166	1,521	39.16	219,811	5.781	359	690	78.35
3/27 LIB6M	54,102,137	314	6.34	172,300	6.022	359	682	79.66
3/27 LIB6M - IO	145,319,813	764	17.02	190,209	5.753	359	678	77.85
3/1 LIB12M	1,166,897	5	0.14	233,379	5.534	360	716	80.18
3/1 LIB12M - IO	1,337,750	6	0.16	222,958	5.904	360	704	81.06
5/25 LIB6M	12,924,489	72	1.51	179,507	6.180	359	696	74.84
5/25 LIB6M - IO	42,882,642	200	5.02	214,413	5.844	359	703	72.62
5/1 LIB12M	1,180,016	5	0.14	236,003	5.776	359	693	73.35
5/1 LIB12M - IO	1,718,400	8	0.20	214,800	5.965	360	711	78.13
7/23 LIB6M	404,759	2	0.05	202,380	5.959	360	725	60.56
7/23 LIB6M - IO	422,800	2	0.05	211,400	6.374	359	642	75.03
15 Yr Fixed	497,815	12	0.06	41,485	10.202	178	670	93.61
30/15 Fixed Balloon	2,780,993	65	0.33	42,785	9.970	358	671	96.82
30 Yr Fixed	2,477,967	53	0.29	46,754	10.091	359	698	93.49
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
$0.01 - $50,000.00	$3,200,417	91	0.37%	$35,169	9.838%	344	683	92.69%
50,000.01 - 100,000.00	30,635,462	376	3.59	81,477	6.492	358	687	79.79
100,000.01 - 150,000.00	110,901,680	880	12.99	126,025	6.078	359	678	79.05
150,000.01 - 200,000.00	157,545,834	898	18.45	175,441	5.915	359	683	78.81
200,000.01 - 250,000.00	187,441,768	831	21.96	225,562	5.807	359	686	78.52
250,000.01 - 300,000.00	198,555,730	723	23.26	274,628	5.730	359	693	78.30
300,000.01 - 350,000.00	128,061,381	402	15.00	318,561	5.735	359	694	78.25
350,000.01 - 400,000.00	9,897,713	26	1.16	380,681	5.538	360	686	76.83
400,000.01 - 450,000.00	9,700,528	23	1.14	421,762	5.347	359	702	74.27
450,000.01 - 500,000.00	8,088,434	17	0.95	475,790	5.352	359	689	71.97
500,000.01 - 550,000.00	7,291,471	14	0.85	520,819	5.381	359	692	71.73
550,000.01 - 600,000.00	1,144,000	2	0.13	572,000	5.250	360	733	80.00
600,000.01 - 650,000.00	1,236,500	2	0.14	618,250	5.376	360	707	75.05
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
$0.01 - $50,000.00	$3,200,417	91	0.37%	$35,169	9.838%	344	683	92.69%
50,000.01 - 100,000.00	30,435,703	374	3.57	81,379	6.494	358	686	79.77
100,000.01 - 150,000.00	111,101,438	882	13.01	125,965	6.079	359	678	79.06
150,000.01 - 200,000.00	157,545,834	898	18.45	175,441	5.915	359	683	78.81
200,000.01 - 250,000.00	187,192,276	830	21.93	225,533	5.808	359	686	78.52
250,000.01 - 300,000.00	198,205,504	722	23.22	274,523	5.728	359	693	78.27
300,000.01 - 350,000.00	128,661,098	404	15.07	318,468	5.737	359	694	78.29
350,000.01 - 400,000.00	9,897,713	26	1.16	380,681	5.538	360	686	76.83
400,000.01 - 450,000.00	9,700,528	23	1.14	421,762	5.347	359	702	74.27
450,000.01 - 500,000.00	8,088,434	17	0.95	475,790	5.352	359	689	71.97
500,000.01 - 550,000.00	7,291,471	14	0.85	520,819	5.381	359	692	71.73
550,000.01 - 600,000.00	1,144,000	2	0.13	572,000	5.250	360	733	80.00
600,000.01 - 650,000.00	1,236,500	2	0.14	618,250	5.376	360	707	75.05
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

State

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Alabama	$1,546,950	7	0.18%	$220,993	4.896%	359	765	67.40%
Arkansas	405,770	2	0.05	202,885	6.399	359	650	81.00
Arizona	32,334,254	228	3.79	141,817	6.246	359	681	80.57
California	449,656,902	1,863	52.67	241,362	5.637	359	693	76.92
Colorado	19,379,544	109	2.27	177,794	6.005	359	682	79.02
Connecticut	2,481,877	14	0.29	177,277	6.031	359	669	82.50
District of Columbia	1,373,456	7	0.16	196,208	5.798	359	681	81.47
Delaware	1,468,495	9	0.17	163,166	5.922	359	684	79.88
Florida	81,455,810	530	9.54	153,690	6.199	359	688	80.28
Georgia	14,576,296	92	1.71	158,438	5.170	359	691	82.47
Hawaii	4,708,604	26	0.55	181,100	6.635	357	682	81.58
Iowa	659,076	7	0.08	94,154	5.863	359	680	80.67
Idaho	986,080	9	0.12	109,564	6.095	359	646	78.24
Illinois	18,132,059	106	2.12	171,057	6.224	359	676	79.36
Indiana	1,533,270	15	0.18	102,218	6.053	359	675	79.47
Kansas	852,300	6	0.10	142,050	5.874	359	644	80.00
Kentucky	1,123,819	9	0.13	124,869	5.887	359	665	81.43
Louisiana	440,809	6	0.05	73,468	6.566	360	660	83.21
Massachusetts	13,561,268	60	1.59	226,021	5.955	359	672	78.96
Maryland	23,070,642	121	2.70	190,666	6.068	358	677	80.09
Maine	1,021,586	5	0.12	204,317	5.619	359	719	77.96
Michigan	4,487,399	30	0.53	149,580	6.885	359	675	83.90
Minnesota	12,659,256	72	1.48	175,823	6.497	359	664	81.13
Missouri	1,851,142	15	0.22	123,409	6.498	359	664	83.44
Mississippi	1,464,111	9	0.17	162,679	6.037	359	649	79.04
Montana	443,325	4	0.05	110,831	5.614	360	685	75.57
North Carolina	5,486,804	37	0.64	148,292	6.262	359	684	81.41
New Hampshire	899,095	4	0.11	224,774	5.692	358	690	70.93
New Jersey	10,711,452	50	1.25	214,229	6.067	359	686	78.86
New Mexico	576,153	4	0.07	144,038	6.655	359	671	82.48
Nevada	51,335,217	253	6.01	202,906	6.182	359	696	79.87
New York	4,662,187	17	0.55	274,246	5.964	359	674	74.81
Ohio	4,804,261	42	0.56	114,387	6.314	359	649	81.48
Oklahoma	363,833	4	0.04	90,958	7.182	359	684	81.80
Oregon	7,295,116	52	0.85	140,291	5.568	359	673	78.73
Pennsylvania	2,890,820	22	0.34	131,401	5.720	359	661	81.79
Rhode Island	2,293,666	13	0.27	176,436	6.360	359	683	81.89
South Carolina	2,208,859	15	0.26	147,257	5.989	359	661	79.16
South Dakota	198,858	2	0.02	99,429	5.350	357	626	79.78
Tennessee	1,627,032	14	0.19	116,217	6.071	359	657	81.66
Texas	7,910,582	60	0.93	131,843	6.293	358	694	81.89
Utah	8,338,289	60	0.98	138,971	6.129	359	691	80.71
Virginia	28,080,666	142	3.29	197,751	5.924	359	680	80.41
Washington	20,163,675	117	2.36	172,339	5.968	359	663	80.29
Wisconsin	2,180,255	16	0.26	136,266	5.967	359	682	78.51
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Loan-to-Value Ratios*

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
20.01 - 25.00	$299,010	4	0.04%	$74,752	6.676%	359	726	22.76%
25.01 - 30.00	140,000	1	0.02	140,000	4.875	360	749	28.00
30.01 - 35.00	149,910	2	0.02	74,955	5.000	360	736	33.01
35.01 - 40.00	1,369,889	8	0.16	171,236	5.108	360	751	37.33
40.01 - 45.00	2,952,285	14	0.35	210,878	5.120	359	716	42.59
45.01 - 50.00	4,396,271	25	0.51	175,851	5.373	360	704	48.36
50.01 - 55.00	3,640,959	19	0.43	191,629	5.232	360	674	52.66
55.01 - 60.00	8,334,731	38	0.98	219,335	5.380	359	668	58.39
60.01 - 65.00	9,875,374	51	1.16	193,635	5.152	359	684	63.51
65.01 - 70.00	176,655,973	819	20.69	215,697	5.048	360	705	69.83
70.01 - 75.00	28,029,900	136	3.28	206,102	5.758	359	689	73.92
75.01 - 80.00	482,327,555	2,353	56.50	204,984	5.838	359	686	79.88
80.01 - 85.00	11,868,606	61	1.39	194,567	6.337	359	668	84.16
85.01 - 90.00	81,280,830	465	9.52	174,797	6.997	359	673	89.71
90.01 - 95.00	36,789,437	213	4.31	172,720	7.428	359	671	94.80
95.01 - 100.00	5,590,186	76	0.65	73,555	8.719	353	691	99.52
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

* The combined loan-to-value ratio was used for the fixed-rate second lien loans.

Group 2 Mortgage Loans

Current Mortgage Rate

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
2.500 - 2.999	$556,125	3	0.07%	$185,375	2.623%	359	704	82.96%
3.000 - 3.499	1,956,300	10	0.23	195,630	3.238	359	724	79.16
3.500 - 3.999	12,357,982	56	1.45	220,678	3.740	359	719	73.47
4.000 - 4.499	26,790,524	123	3.14	217,809	4.232	359	721	72.34
4.500 - 4.999	113,893,626	508	13.34	224,200	4.733	359	714	72.32
5.000 - 5.499	161,527,646	755	18.92	213,944	5.198	359	697	75.46
5.500 - 5.999	205,583,090	987	24.08	208,291	5.713	359	685	78.17
6.000 - 6.499	126,715,287	650	14.84	194,947	6.186	359	677	80.02
6.500 - 6.999	97,248,775	507	11.39	191,812	6.682	359	674	81.96
7.000 - 7.499	40,969,577	216	4.80	189,674	7.191	359	665	85.42
7.500 - 7.999	32,724,901	185	3.83	176,891	7.676	359	669	86.92
8.000 - 8.499	9,262,275	62	1.08	149,392	8.209	359	656	86.01
8.500 - 8.999	12,828,540	75	1.50	171,047	8.702	359	644	89.28
9.000 - 9.499	3,528,591	26	0.41	135,715	9.159	358	643	90.93
9.500 - 9.999	4,007,043	58	0.47	69,087	9.724	349	646	91.82
10.000 - 10.499	1,502,707	22	0.18	68,305	10.185	359	654	93.86
10.500 - 10.999	1,754,847	33	0.21	53,177	10.745	340	676	95.42
11.000 - 11.499	160,670	3	0.02	53,557	11.169	359	648	100.00
11.500 - 11.999	247,394	4	0.03	61,848	11.500	310	680	93.64
12.500 - 12.999	38,117	1	0.00	38,117	12.950	351	637	23.02
13.000 - 13.499	46,899	1	0.01	46,899	13.000	352	633	90.00
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Single Family Residence	$545,211,766	2,819	63.86%	$193,406	5.879%	359	684	78.86%
Planned Unit Development	113,169,656	573	13.26	197,504	5.916	359	690	79.78
Condominium	108,366,416	572	12.69	189,452	5.763	359	697	77.60
Four Family	34,306,068	97	4.02	353,671	5.230	359	704	71.56
Two Family	29,519,926	126	3.46	234,285	5.991	359	691	78.51
Three Family	18,304,287	67	2.14	273,198	6.094	359	689	75.67
Townhouse	4,586,798	30	0.54	152,893	6.592	359	679	81.15
Manufactured Housing	236,000	1	0.03	236,000	6.000	360	708	80.00
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$606,110,686	3,036	71.00%	$199,641	5.828%	359	696	79.15%
Refinance Cash Out	186,564,874	912	21.85	204,567	5.944	359	667	76.81
Refinance Rate/Term	61,025,357	337	7.15	181,084	5.862	359	671	76.68
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Owner Occupied	$678,619,880	3,381	79.49%	$200,716	5.848%	359	683	78.95%
Investment	147,624,687	752	17.29	196,309	5.860	359	705	76.15
Second Home	27,456,351	152	3.22	180,634	6.015	359	713	78.64
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
121 - 180	$497,815	12	0.06%	$41,485	10.202%	178	670	93.61%
241 - 360	853,203,102	4,273	99.94	199,673	5.853	359	688	78.45
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Reduced	$441,109,049	2,068	51.67%	$213,302	5.742%	359	697	77.42%
Full	272,458,361	1,465	31.91	185,978	5.597	359	674	78.66
NISA	46,403,202	236	5.44	196,624	6.618	360	693	81.57
No Ratio	35,022,803	178	4.10	196,757	6.412	360	695	81.71
SISA	29,398,852	161	3.44	182,602	6.835	359	663	78.88
NINA	27,273,153	167	3.19	163,312	7.190	358	686	82.88
NAV	1,261,673	7	0.15	180,239	5.564	359	707	80.64
Alt	773,824	3	0.09	257,941	6.831	359	639	88.69
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 500	$1,353,645	9	0.16%	$150,405	5.889%	350	N/A	76.21%
501 - 520	599,883	4	0.07	149,971	8.541	360	516	63.25
521 - 540	1,004,255	4	0.12	251,064	8.375	360	538	70.48
541 - 560	812,126	5	0.10	162,425	8.912	358	552	77.46
561 - 580	1,449,638	7	0.17	207,091	7.816	360	571	70.64
581 - 600	3,983,999	19	0.47	209,684	7.400	359	593	80.28
601 - 620	41,165,201	228	4.82	180,549	6.493	359	611	80.88
621 - 640	94,409,152	506	11.06	186,579	6.308	359	631	79.97
641 - 660	130,950,484	683	15.34	191,728	6.099	359	651	79.53
661 - 680	133,285,492	676	15.61	197,168	6.012	359	670	79.75
681 - 700	119,467,633	593	13.99	201,463	5.718	359	690	77.96
701 - 720	106,583,426	506	12.48	210,639	5.640	359	710	78.17
721 - 740	84,230,622	400	9.87	210,577	5.487	359	729	77.48
741 - 760	66,759,032	311	7.82	214,659	5.370	359	750	77.00
761 - 780	41,660,996	205	4.88	203,224	5.381	359	770	75.59
781 - 800	23,496,104	116	2.75	202,553	5.303	360	788	72.93
801 - 820	2,489,230	13	0.29	191,479	5.186	359	804	74.38
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$395,102,066	2,026	46.28%	$195,016	5.934%	359	695	78.19%
12 months	110,919,659	502	12.99	220,955	5.498	359	693	77.09
24 months	222,047,924	1,054	26.01	210,672	5.933	359	682	79.24
36 months	119,911,840	677	14.05	177,122	5.776	359	668	79.41
60 months	5,719,427	26	0.67	219,978	6.001	360	696	73.12
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0	$5,756,776	130	0.67%	$44,283	10.042%	343	683	95.11%
1 - 12	122,718,636	543	14.37	226,001	5.323	359	699	78.32
13 - 18	728,000	5	0.09	145,600	6.728	360	640	72.74
19 - 24	426,678,903	2,057	49.98	207,428	5.963	359	687	79.14
25 - 31	36,358,898	172	4.26	211,389	5.773	360	678	77.50
32 - 49	201,926,598	1,089	23.65	185,424	5.825	359	680	78.37
56 - 73	58,705,547	285	6.88	205,984	5.920	359	701	73.28
80 +	827,559	4	0.10	206,890	6.171	359	683	67.96
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.000 - 1.249	$5,756,776	130	0.67%	$44,283	10.042%	343	683	95.11%
1.250 - 1.499	500,856	2	0.06	250,428	5.949	358	684	85.02
1.500 - 1.749	1,205,775	6	0.14	200,963	3.872	359	727	80.50
1.750 - 1.999	1,545,601	8	0.18	193,200	3.758	359	721	78.14
2.000 - 2.249	3,070,754	18	0.36	170,597	4.207	359	729	77.33
2.250 - 2.499	14,782,323	66	1.73	223,975	5.043	359	725	72.56
2.500 - 2.749	9,533,716	50	1.12	190,674	5.407	359	710	75.54
2.750 - 2.999	11,752,421	48	1.38	244,842	5.685	359	700	79.91
3.000 - 3.249	45,379,904	202	5.32	224,653	5.233	359	726	76.33
3.250 - 3.499	153,867,906	706	18.02	217,943	5.376	360	739	76.07
3.500 - 3.749	93,663,700	438	10.97	213,844	5.535	359	692	77.18
3.750 - 3.999	257,768,042	1,240	30.19	207,877	5.757	360	674	76.84
4.000 - 4.249	8,846,598	48	1.04	184,304	6.118	359	695	80.05
4.250 - 4.499	14,192,125	75	1.66	189,228	6.209	359	659	77.88
4.500 - 4.749	16,972,661	88	1.99	192,871	5.995	358	691	80.78
4.750 - 4.999	18,275,007	97	2.14	188,402	5.921	359	675	81.99
5.000 - 5.249	52,670,658	273	6.17	192,933	6.600	359	673	83.35
5.250 - 5.499	18,841,391	107	2.21	176,088	6.198	359	644	83.10
5.500 - 5.749	27,995,145	156	3.28	179,456	6.156	359	648	81.67
5.750 - 5.999	37,281,511	203	4.37	183,653	6.643	359	648	81.47
6.000 - 6.249	32,073,569	166	3.76	193,214	6.723	359	643	82.89
6.250 - 6.499	17,314,586	93	2.03	186,178	7.158	359	629	86.12
6.500 - 6.749	4,849,905	30	0.57	161,664	7.329	359	629	86.79
6.750 - 6.999	2,712,296	15	0.32	180,820	7.242	359	636	81.66
7.000 - 7.249	856,090	6	0.10	142,682	7.164	360	668	83.40
7.250 - 7.499	135,000	1	0.02	135,000	7.680	359	670	87.10
7.500 - 7.749	450,203	5	0.05	90,041	7.712	359	664	72.15
7.750 - 7.999	326,400	1	0.04	326,400	8.000	359	609	85.00
8.500 - 8.749	145,716	1	0.02	145,716	8.750	360	674	90.00
8.750 - 8.999	342,118	2	0.04	171,059	9.037	360	661	89.72
9.250+	592,163	4	0.07	148,041	9.639	360	642	94.99
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
< 8.500	$5,756,776	130	0.67%	$44,283	10.042%	343	683	95.11%
8.500 - 8.999	556,125	3	0.07	185,375	2.623	359	704	82.96
9.000 - 9.499	2,156,300	11	0.25	196,027	3.344	359	725	79.24
9.500 - 9.999	17,992,683	75	2.11	239,902	4.211	359	715	75.56
10.000 - 10.499	26,911,743	124	3.15	217,030	4.277	359	720	71.51
10.500 - 10.999	112,759,616	509	13.21	221,532	4.757	359	714	72.16
11000 - 11.499	163,964,784	768	19.21	213,496	5.219	359	697	75.55
11.500 - 11.999	201,165,453	972	23.56	206,960	5.716	359	686	78.18
12.000 - 12.499	120,930,242	620	14.17	195,049	6.178	359	677	80.10
12.500 - 12.999	93,921,606	481	11.00	195,263	6.652	359	674	81.98
13.000 - 13.499	42,771,527	227	5.01	188,421	7.126	359	666	85.21
13.500 - 13.999	32,149,234	177	3.77	181,634	7.599	359	672	86.81
14.000 - 14.499	11,493,150	72	1.35	159,627	7.968	359	660	87.12
14.500 - 14.999	12,349,791	68	1.45	181,615	8.549	359	642	88.40
15.000 - 15.499	4,076,994	22	0.48	185,318	8.918	359	629	88.11
15.500 - 15.999	3,032,330	17	0.36	178,372	9.216	359	605	85.22
16.000 - 16.499	882,619	4	0.10	220,655	9.914	360	622	91.24
16.500 - 16.999	718,125	4	0.08	179,531	10.168	360	574	81.46
17.000 - 17.499	111,821	1	0.01	111,821	10.000	358	559	80.00
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
October 2004	$2,567,700	9	0.30%	$285,300	4.103%	359	713	78.84%
November 2004	2,018,401	7	0.24	288,343	4.827	359	729	79.16
December 2004	3,819,945	17	0.45	224,703	5.486	360	690	81.39
January 2005	11,458,788	55	1.34	208,342	5.060	358	696	79.52
February 2005	54,399,858	239	6.37	227,614	5.264	359	703	79.44
March 2005	32,582,739	147	3.82	221,651	5.418	360	701	75.07
April 2005	4,683,500	22	0.55	212,886	5.593	360	673	76.62
June 2005	280,000	1	0.03	280,000	4.500	357	674	80.00
July 2005	265,167	2	0.03	132,583	4.742	358	702	80.00
August 2005	5,558,280	22	0.65	252,649	5.487	359	679	79.94
September 2005	5,084,258	22	0.60	231,103	6.273	360	688	81.11
October 2005	728,000	5	0.09	145,600	6.728	360	640	72.74
April 2006	248,430	1	0.03	248,430	4.625	355	679	70.00
May 2006	729,179	5	0.09	145,836	4.978	356	673	81.93
June 2006	3,234,001	19	0.38	170,211	6.564	357	653	83.43
July 2006	48,148,426	238	5.64	202,304	5.996	358	690	78.82
August 2006	181,732,571	888	21.29	204,654	6.121	359	682	80.54
September 2006	192,586,297	906	22.56	212,568	5.801	360	693	77.83
October 2006	36,358,898	172	4.26	211,389	5.773	360	678	77.50
May 2007	1,695,642	10	0.20	169,564	5.239	356	670	75.72
June 2007	5,962,001	37	0.70	161,135	5.402	357	672	81.20
July 2007	55,119,509	307	6.46	179,542	5.826	358	670	79.51
August 2007	80,633,171	438	9.45	184,094	5.947	359	672	79.29
September 2007	49,242,119	251	5.77	196,184	5.700	360	702	75.84
October 2007	9,274,155	46	1.09	201,612	5.795	360	694	75.78
June 2009	88,000	1	0.01	88,000	6.000	357	674	80.00
July 2009	8,888,883	43	1.04	206,718	5.976	358	700	73.07
August 2009	20,063,381	103	2.35	194,790	6.041	359	704	75.00
September 2009	23,343,983	112	2.73	208,428	5.821	360	702	72.00
October 2009	6,321,300	26	0.74	243,127	5.823	360	694	70.56
August 2011	422,800	2	0.05	211,400	6.374	359	642	75.03
September 2011	224,759	1	0.03	224,759	5.625	360	781	45.00
October 2011	180,000	1	0.02	180,000	6.375	360	656	80.00
N/A	5,756,776	130	0.67	44,283	10.042	343	683	95.11
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Two Years	$463,037,801	2,229	54.24%	$207,733	5.948%	359	687	79.01%
Three Years	201,926,598	1,089	23.65	185,424	5.825	359	680	78.37
Five Years	58,705,547	285	6.88	205,984	5.920	359	701	73.28
Seven Years	827,559	4	0.10	206,890	6.171	359	683	67.96
Six Months	123,446,636	548	14.46	225,268	5.331	359	699	78.29
N/A	5,756,776	130	0.67	44,283	10.042	343	683	95.11
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$5,756,776	130	0.67%	$44,283	10.042%	343	683	95.11%
1.000	120,292,794	534	14.09	225,267	5.315	359	700	78.26
1.500	981,775	5	0.12	196,355	7.466	360	586	78.03
2.000	6,150,065	28	0.72	219,645	5.726	359	693	81.57
3.000	707,655,241	3,529	82.89	200,526	5.915	359	685	78.42
5.000	8,142,174	39	0.95	208,774	5.999	359	700	73.32
6.000	4,722,092	20	0.55	236,105	5.145	359	730	73.18
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$5,756,776	130	0.67%	$44,283	10.042%	343	683	95.11%
1.000	826,723,716	4,057	96.84	203,777	5.813	359	688	78.35
1.500	6,510,903	33	0.76	197,300	7.831	359	578	75.21
2.000	14,709,522	65	1.72	226,300	5.730	359	695	79.24
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 2 Mortgage Loans

Range of DTI

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 5.00	$16,977,433	93	1.99%	$182,553	6.611%	359	681	83.52%
5.01 - 10.00	2,296,148	11	0.27	208,741	5.366	359	694	70.09
10.01 - 15.00	4,417,578	25	0.52	176,703	5.505	359	715	73.23
15.01 - 20.00	22,705,697	113	2.66	200,935	5.897	359	699	75.26
20.01 - 25.00	19,289,833	99	2.26	194,847	5.596	359	693	75.68
25.01 - 30.00	42,818,807	227	5.02	188,629	5.713	359	697	77.04
30.01 - 35.00	75,078,054	391	8.79	192,015	5.706	359	691	78.49
35.01 - 40.00	124,459,286	626	14.58	198,817	5.758	359	689	78.65
40.01 - 45.00	182,360,887	886	21.36	205,825	5.860	359	683	78.74
45.01 - 50.00	181,284,874	882	21.24	205,538	5.763	359	680	79.01
50.01 - 55.00	15,888,893	75	1.86	211,852	5.875	359	685	75.47
Greater than 55.00	4,888,188	23	0.57	212,530	6.427	359	699	81.32
Not Required	161,235,237	834	18.89	193,328	6.081	360	694	78.46
TOTAL	**$853,700,917**	**4,285**	**100.00%**	**$199,230**	**5.855%**	**359**	**688**	**78.46%**

Group 3 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	104			
Total Outstanding Balance	$101,063,232			
Average Loan Balance	$971,762	$249,398	to	$2,996,941
WA Mortgage Rate	5.237%	4.625%	to	6.375%
WA Mortgage Rate Net LPMI	5.237%	4.625%	to	6.375%
Net WAC	5.056%	4.444%	to	6.194%
ARM Characteristics				
WA Gross Margin	2.871%	2.750%	to	3.500%
WA Months to First Roll	57	33	to	82
WA Initial Rate Cap	5.000%	5.000%	to	5.000%
WA Subsequent Rate Cap	1.000%	1.000%	to	1.000%
WA Lifetime Cap	10.237%	9.625%	to	11.375%
WA Lifetime Floor	5.237%	4.625%	to	6.375%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	357	356	to	359
WA Age (months)	3	1	to	4
WA LTV	64.23%	22.81%	to	80.00%
WA FICO	722			
WA DTI%	16.41%			
Secured by (% of pool)				
1st Liens	100.00%			
Prepayment Penalty at Loan Orig (% of all loans)	100.00%			
Prepay Moves Exempted				
Hard	100.00%			

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	88.42%	MF	100.00%	FULL	100.00%	REFI/CO	60.60%	NOO	100.00%	36	5.53%
AZ	4.20%					PUR	39.40%			60	88.99%
NV	3.17%									84	5.48%
OR	2.63%										
FL	1.00%										

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 3 Mortgage Loans

Description

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
3/27 LIBOR 6MO	$5,591,694	8	5.53%	$698,962	5.201%	358	751	65.77%
5/25 LIBOR 6MO	89,932,091	92	88.99	977,523	5.195	357	719	64.60
7/23 LIBOR 6MO	5,539,447	4	5.48	1,384,862	5.969	358	751	56.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
200,000.01 - 250,000.00	$249,398	1	0.25%	$249,398	5.000%	357	749	55.56%
250,000.01 - 300,000.00	1,074,824	4	1.06	268,706	5.501	358	716	42.08
300,000.01 - 350,000.00	1,971,489	6	1.95	328,582	5.788	357	740	62.93
350,000.01 - 400,000.00	1,574,299	4	1.56	393,575	5.307	357	695	54.84
400,000.01 - 450,000.00	3,484,998	8	3.45	435,625	5.322	358	730	58.42
450,000.01 - 500,000.00	3,864,734	8	3.82	483,092	5.309	357	723	61.58
500,000.01 - 550,000.00	4,764,338	9	4.71	529,371	5.182	357	710	58.62
550,000.01 - 600,000.00	2,346,921	4	2.32	586,730	5.212	357	755	60.07
600,000.01 - 650,000.00	1,284,826	2	1.27	642,413	5.375	357	682	68.32
650,000.01 - 700,000.00	2,094,174	3	2.07	698,058	5.083	358	698	70.04
700,000.01 - 750,000.00	1,459,401	2	1.44	729,700	5.501	358	692	63.45
750,000.01 - 1,000,000.00	13,252,611	15	13.11	883,507	5.204	357	705	62.08
1,000,000.01 - 1,500,000.00	23,243,952	19	23.00	1,223,366	5.094	357	708	64.35
1,500,000.01 - 2,000,000.00	13,383,873	8	13.24	1,672,984	5.134	357	730	66.53
2,000,000.01 - 2,500,000.00	15,906,969	7	15.74	2,272,424	5.426	358	739	68.17
2,500,000.01 - 3,000,000.00	11,106,426	4	10.99	2,776,606	5.261	358	746	66.57
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
200,000.01 - 250,000.00	$249,398	1	0.25%	$249,398	5.000%	357	749	55.56%
250,000.01 - 300,000.00	1,074,824	4	1.06	268,706	5.501	358	716	42.08
300,000.01 - 350,000.00	1,971,489	6	1.95	328,582	5.788	357	740	62.93
350,000.01 - 400,000.00	1,574,299	4	1.56	393,575	5.307	357	695	54.84
400,000.01 - 450,000.00	3,484,998	8	3.45	435,625	5.322	358	730	58.42
450,000.01 - 500,000.00	3,864,734	8	3.82	483,092	5.309	357	723	61.58
500,000.01 - 550,000.00	4,764,338	9	4.71	529,371	5.182	357	710	58.62
550,000.01 - 600,000.00	2,346,921	4	2.32	586,730	5.212	357	755	60.07
600,000.01 - 650,000.00	1,284,826	2	1.27	642,413	5.375	357	682	68.32
650,000.01 - 700,000.00	2,094,174	3	2.07	698,058	5.083	358	698	70.04
700,000.01 - 750,000.00	1,459,401	2	1.44	729,700	5.501	358	692	63.45
750,000.01 - 1,000,000.00	13,252,611	15	13.11	883,507	5.204	357	705	62.08
1,000,000.01 - 1,500,000.00	23,243,952	19	23.00	1,223,366	5.094	357	708	64.35
1,500,000.01 - 2,000,000.00	13,383,873	8	13.24	1,672,984	5.134	357	730	66.53
2,000,000.01 - 2,500,000.00	15,906,969	7	15.74	2,272,424	5.426	358	739	68.17
2,500,000.01 - 3,000,000.00	11,106,426	4	10.99	2,776,606	5.261	358	746	66.57
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

State

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Arizona	$ 4,240,492	4	4.20%	$1,060,123	5.219%	358	751	68.22%
California	89,363,319	92	88.42	971,340	5.244	357	719	63.63
Florida	1,006,672	1	1.00	1,006,672	5.125	356	735	75.00
Nevada	3,199,357	3	3.17	1,066,452	5.375	358	758	74.00
Oregon	2,661,105	3	2.63	887,035	4.962	357	713	61.70
Utah	592,287	1	0.59	592,287	5.000	358	797	65.97
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 3 Mortgage Loans

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 50.00	$8,552,670	13	8.46%	$657,898	5.205%	358	711	46.23%
50.01 - 55.00	8,487,134	10	8.40	848,713	5.359	358	718	53.87
55.01 - 60.00	17,220,162	22	17.04	782,735	5.238	357	710	57.95
60.01 - 65.00	13,489,256	14	13.35	963,518	5.208	358	702	62.68
65.01 - 70.00	27,045,171	25	26.76	1,081,807	5.300	358	728	68.01
70.01 - 75.00	25,150,035	19	24.89	1,323,686	5.138	357	738	74.20
75.01 - 80.00	1,118,803	1	1.11	1,118,803	5.625	358	779	80.00
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Mortgage Rates

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
4.625	$6,268,065	5	6.20%	$1,253,613	4.625%	357	694	70.11%
4.875	22,414,723	25	22.18	896,589	4.875	357	713	61.21
5.000	4,196,804	5	4.15	839,361	5.000	358	744	64.29
5.125	22,619,992	17	22.38	1,330,588	5.125	357	725	68.64
5.250	7,381,267	9	7.30	820,141	5.250	358	716	54.06
5.375	13,960,720	15	13.81	930,715	5.375	358	713	64.96
5.500	6,735,744	8	6.66	841,968	5.500	358	746	66.39
5.625	3,840,104	5	3.80	768,021	5.625	358	729	70.01
5.750	1,159,290	3	1.15	386,430	5.750	358	743	55.86
5.875	4,365,545	3	4.32	1,455,182	5.875	358	762	62.34
6.000	4,559,866	3	4.51	1,519,955	6.000	358	744	56.84
6.125	2,445,449	3	2.42	815,150	6.125	358	690	66.09
6.250	474,549	1	0.47	474,549	6.250	358	705	69.35
6.375	641,114	2	0.63	320,557	6.375	356	713	70.00
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Multi-Family Residence	$101,063,232	104	100.00%	$971,762	5.237%	357	722	64.23%
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Refinance Cash Out	$61,240,202	68	60.60%	$900,591	5.257%	357	714	60.46%
Purchase	39,823,030	36	39.40	1,106,195	5.208	358	734	70.02
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Non-Owner Occupied	$101,063,232	104	100.00%	$971,762	5.237%	357	722	64.23%
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
301 - 360	$101,063,232	104	100.00%	$971,762	5.237%	357	722	64.23%
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Progressive Series Program (Full Documentation)	$101,063,232	104	100.00%	$971,762	5.237%	357	722	64.23%
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
641 - 660	$3,243,080	3	3.21%	$1,081,027	5.045%	357	653	67.42%
661 - 680	2,693,708	3	2.67	897,903	5.310	358	670	60.21
681 - 700	28,993,247	32	28.69	906,039	5.069	357	690	62.30
701 - 720	21,482,339	26	21.26	826,244	5.282	358	707	60.91
721 - 740	7,370,479	11	7.29	670,044	5.277	357	730	62.61
741 - 760	12,022,952	9	11.90	1,335,884	5.481	358	748	64.89
761 - 780	23,048,170	16	22.81	1,440,511	5.287	358	769	70.59
781 - 800	2,209,257	4	2.19	552,314	5.231	358	796	57.48
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
36 months	$5,591,694	8	5.53%	$698,962	5.201%	358	751	65.77%
60 months	89,932,091	92	88.99	977,523	5.195	357	719	64.60
84 months	5,539,447	4	5.48	1,384,862	5.969	358	751	56.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Collateral Grouped by Prepayment Penalty Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
3/27 LIB6M	$5,591,694	8	5.53%	$698,962	5.201%	358	751	65.77%
5/25 LIB6M	89,932,091	92	88.99	977,523	5.195	357	719	64.60
7/23 LIB6M -	5,539,447	4	5.48	1,384,862	5.969	358	751	56.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
32 - 55	$5,591,694	8	5.53%	$698,962	5.201%	358	751	65.77%
56 - 79	89,932,091	92	88.99	977,523	5.195	357	719	64.60
80 +	5,539,447	4	5.48	1,384,862	5.969	358	751	56.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
2.001 - 3.000	$97,243,228	95	96.22%	$1,023,613	5.214%	357	722	64.42%
3.001 - 4.000	3,820,003	9	3.78	424,445	5.845	357	718	59.36
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
9.001 - 10.000	$32,879,592	35	32.53%	$939,417	4.843%	357	713	63.30%
10.001 - 11.000	64,622,528	63	63.94	1,025,754	5.386	358	728	64.54
11.001 - 12.000	3,561,112	6	3.52	593,519	6.187	358	696	67.23
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 3 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
June 2007	$508,800	2	0.50%	$254,400	5.127%	357	740	38.86%
July 2007	4,367,894	4	4.32	1,091,974	5.160	358	757	68.68
August 2007	715,000	2	0.71	357,500	5.500	359	722	67.20
May 2009	10,609,065	10	10.50	1,060,907	5.215	356	739	72.77
June 2009	37,339,631	45	36.95	829,770	4.981	357	701	61.52
July 2009	38,115,895	34	37.71	1,121,056	5.365	358	727	65.31
August 2009	3,867,500	3	3.83	1,289,167	5.519	359	748	64.84
July 2011	5,539,447	4	5.48	1,384,862	5.969	358	751	56.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Three Years	$5,591,694	8	5.53%	$698,962	5.201%	358	751	65.77%
Five Years	89,932,091	92	88.99	977,523	5.195	357	719	64.60
Seven Years	5,539,447	4	5.48	1,384,862	5.969	358	751	56.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
5.000	$101,063,232	104	100.00%	$971,762	5.237%	357	722	64.23%
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.000	$101,063,232	104	100.00%	$971,762	5.237%	357	722	64.23%
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Debt Service Coverage Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.14 - 1.19	$16,082,258	14	15.91%	$1,148,733	5.310%	358	736	67.73%
1.20 - 1.21	21,447,505	21	21.22	1,021,310	5.508	358	728	62.77
1.22 - 1.24	17,272,832	17	17.09	1,016,049	5.127	357	698	66.36
1.25 - 1.29	15,439,256	14	15.28	1,102,804	5.157	357	719	65.38
1.30 - 1.49	23,264,165	27	23.02	861,636	5.088	357	723	62.39
1.50 - 2.08	6,956,265	9	6.88	772,918	5.170	358	735	61.81
2.09 +	600,950	2	0.59	300,475	5.471	357	742	31.30
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

First Payment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
June 2004	$10,609,065	10	10.50%	$1,060,907	5.215%	356	739	72.77%
July 2004	37,848,431	47	37.45	805,286	4.983	357	702	61.21
August 2004	48,023,236	42	47.52	1,143,410	5.416	358	732	64.62
September 2004	4,582,500	5	4.53	916,500	5.516	359	744	65.21
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Current Occupancy Rates

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
80.00 - 89.99	$3,562,754	6	3.53%	$593,792	5.040%	357	695	60.66%
90.00 - 94.99	18,739,423	16	18.54	1,171,214	5.184	357	736	67.29
95.00 - 99.99	16,592,966	9	16.42	1,843,663	5.412	358	744	65.65
100.00 +	62,168,088	73	61.51	851,618	5.218	357	714	63.13
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Number of Units								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
5 - 9	$15,468,089	32	15.31%	$483,378	5.165%	357	715	59.59%
10-14	21,278,619	25	21.05	851,145	5.302	357	714	63.45
15 - 24	26,868,897	27	26.59	995,144	5.114	357	712	65.43
25 - 49	31,932,025	18	31.60	1,774,001	5.376	358	732	64.58
50 +	5,515,602	2	5.46	2,757,801	4.991	358	766	72.32
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Year Built								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
< 1954	$17,426,035	24	17.24%	$726,085	5.213%	358	726	61.37%
1954 - 1970	49,278,914	52	48.76	947,671	5.258	357	720	64.85
1971 - 1975	12,923,232	8	12.79	1,615,404	5.157	358	733	66.88
1976 - 1980	5,941,544	6	5.88	990,257	5.008	357	700	67.45
1981 - 1985	798,029	1	0.79	798,029	4.875	357	690	59.26
1986 - 1990	12,014,128	11	11.89	1,092,193	5.434	358	722	61.25
1991 - 1995	2,681,350	2	2.65	1,340,675	5.133	358	744	66.35
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**

Group 3 Mortgage Loans

Renovated								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No	$ 37,683,762	44	37.29%	$ 856,449	5.143%	357	725	65.11%
Yes	63,379,470	60	62.71	1,056,324	5.293	357	720	63.70
TOTAL	**$101,063,232**	**104**	**100.00%**	**$971,762**	**5.237%**	**357**	**722**	**64.23%**